SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13G/A
___________________
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Concrete Pumping Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

206704108
(CUSIP Number)

December 31, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206704108	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 233,425*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 233,425*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,425*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12	TYPE OF REPORTING PERSON PN

* Includes 45,041 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,712,964*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,712,964*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,712,964*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%*
12	TYPE OF REPORTING PERSON PN

* Includes 330,304 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,470,979*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,470,979*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,470,979*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%*
12	TYPE OF REPORTING PERSON FI

* Includes 666,734 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek SRI Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 193,754*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 193,754*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,754*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%*
12	TYPE OF REPORTING PERSON FI

* Includes 39,278 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Credit Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 219,970*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 219,970*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 219,970*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%*
12	TYPE OF REPORTING PERSON PN

* Includes 219,970 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,166,359*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,166,359*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,359*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%*
12	TYPE OF REPORTING PERSON CO

* Includes 595,315 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,831,092*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,831,092*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,831,092*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON PN & IA

* Includes 1,301,327 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Jeffrey Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,831,092*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,831,092*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,831,092*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%*
12	TYPE OF REPORTING PERSON IN

* Includes 1,301,327 shares of Common Stock issuable upon exercise of warrants. As more fully described in Item 4, the warrants are subject to the 9.8% Blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.8% Blocker.

CUSIP No. 206704108	13G/A	Page 10 of 14 Pages

Item 1(a).	NAME OF ISSUER:

Concrete Pumping Holdings, Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

500 E. 84th Avenue, Suite A-5, Thornton, Colorado 80229

Item 2(a).	NAME OF PERSON FILING:

(i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

(ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

(iii) Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), with respect to the shares of Common Stock directly owned by it;

(iv) Owl Creek SRI Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek SRI"), with respect to the shares of Common Stock directly owned by it;

(v) Owl Creek Credit Opportunities Master Fund, L.P., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Credit Fund"), with respect to the shares of Common Stock directly owned by it;

(vi) Owl Creek Advisors, LLC, a Delaware limited liability company, the general partner of Owl Creek I, Owl Creek II and Owl Creek Credit Fund, with respect to the shares of Common Stock directly owned by Owl Creek I, Owl Creek II and Owl Creek Credit Fund;

(vii) Owl Creek Asset Management, L.P., a Delaware limited partnership, the investment manager of Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek SRI and Owl Creek Credit Fund, with respect to the shares of Common Stock directly owned by Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek SRI and Owl Creek Credit Fund; and

(viii) Jeffrey A. Altman ("Mr. Altman"), as managing member of the general partner of Owl Creek Asset Management, L.P., with respect to the shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek SRI and Owl Creek Credit Fund.

CUSIP No. 206704108	13G/A	Page 11 of 14 Pages

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

Item 2(c).	CITIZENSHIP:

Each of Owl Creek I, Owl Creek II, and Owl Creek Asset Management, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Owl Creek Overseas and Owl Creek SRI is an exempted company organized under the laws of the Cayman Islands. Owl Creek Credit Fund is a limited partnership organized under the laws of the Cayman Islands. Owl Creek Advisors, LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

206704108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

CUSIP No. 206704108	13G/A	Page 12 of 14 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on the 58,199,620 shares of Common Stock outstanding as of October 31, 2019, as reported in Exhibit 99.1 attached to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 14, 2020, and assumes the exercise of the warrants reported herein subject to the 9.8% Blocker (as defined below).

Pursuant to the terms of the warrants held by the Reporting Persons, the Reporting Persons cannot exercise such warrants to the extent the Reporting Persons would beneficially own, after such exercise, more than 9.8% of the outstanding shares of Common Stock (the "9.8% Blocker"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.8% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the warrants due to the 9.8% Blocker. For purposes of this filing, the 9.8% Blocker limitation has been applied pro rata among Owl Creek I, Owl Creek II, Owl Creek Overseas, Owl Creek SRI and Owl Creek Credit Fund based on their respective holdings of warrants. However, the Reporting Persons may determine to apply a different allocation.

CUSIP No. 206704108	13G/A	Page 13 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 206704108	13G/A	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2020

/s/ Jeffrey A. Altman
Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P., Owl Creek II L.P. and Owl Creek Credit Opportunities Master Fund, L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek I, L.P., Owl Creek II L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd., and Owl Creek Credit Opportunities Master Fund, L.P.